Ex-(a)(5)(iv)

Two Nuveen Closed-End Funds Announce Preliminary Results of Tender Offers

NEW YORK, October 8, 2019 – Each of the Nuveen Mortgage Opportunity Term Fund (NYSE: JLS) and the Nuveen Mortgage Opportunity Term Fund 2 (NYSE: JMT) announced the preliminary results of a tender offer.

As previously announced, each fund conducted a tender offer allowing shareholders to offer their common shares for repurchase for cash at a price per share equal to 100 percent of the net asset value per share determined on the date the tender offer expired. The tender offers expired on October 7, 2019 at 5:00 p.m. Eastern time.

Based on preliminary information, 10,262,375 common shares of JLS were tendered, representing approximately 64.6 percent of the fund’s common shares outstanding, and 3,407,929 common shares of JMT were tendered, representing approximately 69.8 percent of the fund’s common shares outstanding.

These figures do not include shares tendered through notice of guaranteed delivery. The fund currently expects to announce the final results of the tender offer on October 11, 2019.

For each Fund, if the total number of a fund’s shares properly tendered and not properly withdrawn in the tender offer is above the level set in the Offer to Purchase, the fund may amend or terminate the tender offer. The completion of each fund’s tender offer is subject to certain conditions, including that the aggregate managed assets of the fund must equal or exceed $80 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares. For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Advisors

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has more than $1 trillion in assets under management as of 30 June 2019 and operations in 23 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

EPS-971275PR-E1019

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